================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                      For the Quarter Ended March 31, 2007

                         Commission File Number 1-14840

                                 AMDOCS LIMITED
                      Suite 5, Tower Hill House Le Bordage
           St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands

                                  Amdocs, Inc.
           1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                           FORM 20-F [X] FORM 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(1):
          ----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(7):
          ----

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   ---

================================================================================

                                 AMDOCS LIMITED

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      FOR THE QUARTER ENDED MARCH 31, 2007

                                      INDEX

PART I  FINANCIAL INFORMATION

        Item 1. Financial Statements

                Unaudited Consolidated Financial Statements

                    Consolidated Balance Sheets

                    Consolidated Statements of Income

                    Consolidated Statement of Changes in Shareholders' Equity

                    Consolidated Statements of Cash Flows

                    Notes to Unaudited Consolidated Financial Statements

        Item 2. Operating and Financial Review and Prospects

PART II OTHER INFORMATION

        Item 1. Changes in Securities, Use of Proceeds and Issuer Purchases of Equity Securities

        Item 2. Reports on Form 6-K

SIGNATURES

This report on Form 6-K shall be incorporated by reference into the Registration Statements on Form F-3 (File Nos. 333-114079 and 333-114344) and any other Registration Statement filed by the Registrant that by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

PART I FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

                                 AMDOCS LIMITED
                           CONSOLIDATED BALANCE SHEETS
         (dollar and share amounts in thousands, except per share data)

                                                                                                     AS OF
                                                                                       ------------------------------
                                                                                         MARCH 31,      SEPTEMBER 30,
                                                                                           2007             2006
                                                                                       -----------      -------------
                                                                                        (UNAUDITED)
ASSETS
Current assets:
   Cash and cash equivalents                                                           $   621,230      $     607,187
   Short-term interest-bearing investments                                                 418,205            372,194
   Accounts receivable, net                                                                476,224            425,805
   Deferred income taxes and taxes receivable                                              113,650            136,044
   Prepaid expenses and other current assets                                                99,259             97,476
                                                                                       -----------      -------------
         Total current assets                                                            1,728,568          1,638,706

Equipment, vehicles and leasehold improvements, net                                        242,784            220,290
Deferred income taxes                                                                      179,703            133,690
Goodwill                                                                                 1,495,487          1,461,606
Intangible assets, net                                                                     342,896            347,716
Other noncurrent assets                                                                    172,579            160,820
                                                                                       -----------      -------------
         Total assets                                                                  $ 4,162,017      $   3,962,828
                                                                                       ===========      =============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                                    $   178,046      $     148,398
   Accrued expenses and other current liabilities                                          212,492            270,268
   Accrued personnel costs                                                                 165,035            178,441
   Short-term portion of financing arrangements                                              2,003              1,963
   Deferred revenue                                                                        264,663            253,376
   Deferred income taxes and taxes payable                                                 176,368            179,241
                                                                                       -----------      -------------
         Total current liabilities                                                         998,607          1,031,687

Convertible notes                                                                          450,000            450,000
Deferred income taxes                                                                      130,607            129,339
Noncurrent liabilities and other                                                           187,217            197,637
                                                                                       -----------      -------------
         Total liabilities                                                               1,766,431          1,808,663
                                                                                       -----------      -------------
Shareholders' equity:
   Preferred Shares - Authorized 25,000 shares; (pound) 0.01 par value; 0 shares
     issued and outstanding                                                                      -                  -
   Ordinary Shares - Authorized 550,000 shares; (pound) 0.01 par value; 235,687 and
     233,932 issued and 208,548 and 206,793 outstanding, respectively                        3,797              3,763
   Additional paid-in capital                                                            2,094,269          2,035,309
   Treasury stock, at cost - 27,139 Ordinary Shares                                       (602,392)          (602,392)
   Accumulated other comprehensive income                                                    4,637              2,723
   Retained earnings                                                                       895,275            714,762
                                                                                       -----------      -------------
         Total shareholders' equity                                                      2,395,586          2,154,165
                                                                                       -----------      -------------
         Total liabilities and shareholders' equity                                    $ 4,162,017      $   3,962,828
                                                                                       ===========      =============

        The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED
                  CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
         (dollar and share amounts in thousands, except per share data)

                                                  THREE MONTHS ENDED            SIX MONTHS ENDED
                                                      MARCH 31,                     MARCH 31,
                                              -------------------------    -----------------------------
                                                 2007           2006          2007              2006
                                              ----------     ----------    ------------     ------------
Revenue:
  License                                     $   37,526     $   30,291    $     69,270     $     61,952
  Service                                        668,835        570,838       1,328,123        1,126,205
                                              ----------     ----------    ------------     ------------
                                                 706,361        601,129       1,397,393        1,188,157
                                              ----------     ----------    ------------     ------------

Operating expenses:
  Cost of license                                  1,016            916           2,085            1,978
  Cost of service                                446,860        388,333         881,981          762,384
  Research and development                        57,734         41,823         118,202           84,937
  Selling, general and administrative             91,280         73,799         180,450          152,349
  Amortization of purchased intangible
     assets                                       18,912          7,469          36,610           15,041
  Restructuring charges, in-process
     research and development and other            6,761              -           6,761                -
                                              ----------     ----------    ------------     ------------
                                                 622,563        512,340       1,226,089        1,016,689
                                              ----------     ----------    ------------     ------------

Operating income                                  83,798         88,789         171,304          171,468

Interest income and other, net                    10,899         10,307          22,638           18,721
                                              ----------     ----------    ------------     ------------
Income before income taxes                        94,697         99,096         193,942          190,189
Income taxes                                       7,526         17,334          13,429           33,093
                                              ----------     ----------    ------------     ------------
Net income                                    $   87,171     $   81,762    $    180,513     $    157,096
                                              ==========     ==========    ============     ============

Basic earnings per share                      $     0.42     $     0.40    $       0.87     $       0.78
                                              ==========     ==========    ============     ============

Diluted earnings per share                    $     0.40     $     0.38    $       0.82     $       0.74
                                              ==========     ==========    ============     ============

Basic weighted average number of shares
   outstanding                                   207,293        202,515         206,867          201,509
                                              ==========     ==========    ============     ============

Diluted weighted average number of shares
   outstanding                                   222,499        217,919         222,608          216,394
                                              ==========     ==========    ============     ============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                 AMDOCS LIMITED

      CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)

                     (dollar and share amounts in thousands)

                                                                              Accumulated
                               Ordinary Shares    Additional                    Other                            Total
                             ------------------    Paid-in      Treasury     Comprehensive   Retained         Shareholders'
                              Shares     Amount    Capital        Stock         Income       Earnings            Equity
                             --------  --------  -----------   -----------   --------------------------      --------------
BALANCE AS OF SEPTEMBER
   30, 2006                   206,793  $  3,763  $ 2,035,309   $  (602,392)  $       2,723  $   714,762      $    2,154,165
Comprehensive income:
  Net income                        -         -            -             -               -      180,513             180,513
  Unrealized gain on
     foreign currency
     hedging contracts,
     net of $807 tax                -         -            -             -           1,499            -               1,499
  Unrealized gain on
     short-term
     interest-bearing
     investments, net of
     $(6) tax                       -         -            -             -             415            -                 415
                                                                                                             --------------
  Comprehensive income              -         -            -             -               -            -             182,427
                                                                                                             --------------
Employee stock options
   exercised                    1,474        29       28,919             -               -            -              28,948
Issuance of restricted
   stock, net of
   cancellations                  281         5            -             -               -            -                   5
Issuance of stock options
   related to acquisition           -         -          768             -               -            -                 768
Tax benefit of stock
   options exercised and
   restricted stock vested          -         -        1,963             -               -            -               1,963
Equity-based compensation
   expense related to
   employees                        -         -       27,291             -               -            -              27,291
Equity-based compensation
   expense related to non
   employee stock options           -         -           19             -               -            -                  19
                             --------  --------  -----------   -----------   -------------  -----------      --------------
BALANCE AS OF  MARCH 31,
   2007                       208,548  $  3,797  $ 2,094,269   $  (602,392)  $       4,637  $   895,275      $    2,395,586
                             ========  ========  ===========   ===========   =============  ===========      ==============

As of March 31, 2007 and September 30, 2006, accumulated other comprehensive income is comprised of unrealized gain on foreign currency hedging contracts, net of tax, of $4,340 and $2,841, respectively, and unrealized gain (loss) on short-term interest-bearing investments, net of tax, of $297 and $(118), respectively.

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                 AMDOCS LIMITED

                CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                              (dollar in thousands)

                                                               SIX MONTHS ENDED MARCH 31,
                                                             -------------------------------
                                                                2007                2006
                                                             -----------        ------------
CASH FLOW FROM OPERATING ACTIVITIES:
Net income                                                   $   180,513        $    157,096
Reconciliation of net income to net cash provided by
     operating activities:
   Depreciation and amortization                                  77,805              54,131
   In-process research and development and other                     750                   -
   (Gain) Loss on sale of equipment                                 (278)                864
   Equity-based compensation expense                              27,291              21,000
   Deferred income taxes                                          (8,674)             10,425
   Excess tax benefit from equity-based compensation                (265)             (1,595)
   Realized gain from short-term interest-bearing
     investments                                                  (1,289)             (3,781)
Net changes in operating assets and liabilities, net of
   amounts acquired:
   Accounts receivable                                           (49,329)            (45,364)
   Prepaid expenses and other current assets                        (695)                456
   Other noncurrent assets                                       (11,666)             (2,813)
   Accounts payable and accrued expenses                             933             (29,202)
   Deferred revenue                                               (5,418)             16,185
   Income taxes payable                                          (22,671)              2,042
   Noncurrent liabilities and other                                3,296               1,987
                                                             -----------        ------------
Net cash provided by operating activities                        190,303             181,431
                                                             -----------        ------------

CASH FLOW FROM INVESTING ACTIVITIES:
Proceeds from sale of equipment, vehicles and leasehold
     improvements                                                  1,347               3,525
Payments for purchase of equipment, vehicles and
     leasehold improvements                                      (84,889)            (27,106)
Proceeds from sale of short-term interest-bearing
     investments                                                 440,440             524,178
Purchase of short-term interest-bearing investments             (484,753)           (890,670)
Net cash paid for acquisitions                                   (77,598)             (1,858)
                                                             -----------        ------------
Net cash used in investing activities                           (205,453)           (391,931)
                                                             -----------        ------------

CASH FLOW FROM FINANCING ACTIVITIES:
Proceeds from employee stock options exercised                    28,953              54,178
Excess tax benefit from equity-based compensation                    265               1,595
Principal payments under financing arrangements and other              -              (4,677)
Principal payments on capital lease obligations                      (25)             (3,127)
                                                             -----------        ------------
Net cash provided by financing activities                         29,193              47,969
                                                             -----------        ------------

Net increase (decrease) in cash and cash equivalents              14,043            (162,531)
Cash and cash equivalents at beginning of period                 607,187             707,552
                                                             -----------        ------------
Cash and cash equivalents at end of period                   $   621,230        $    545,021
                                                             ===========        =============-

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid for:
   Income taxes, net of refunds                              $    38,351        $     18,490
   Interest                                                        2,011               1,882

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                 AMDOCS LIMITED
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

         (dollar and share amounts in thousands, except per share data)

1.    Basis of Presentation

      Amdocs Limited (the "Company") is a leading provider of software products and services primarily to the communications industry. The Company and its subsidiaries operate in one segment offering products and services that enable their customers to move toward an integrated approach to customer management. The Company designs, develops, markets, supports, operates, and provides managed services for information system solutions primarily for leading communications companies throughout the world.

      The unaudited consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). In the opinion of the Company's management, all adjustments considered necessary for a fair presentation of the unaudited interim consolidated financial statements have been included herein and are of a normal recurring nature.

      The preparation of financial statements during interim periods requires management to make numerous estimates and assumptions that impact the reported amounts of assets, liabilities, revenue and expenses. Estimates and assumptions are reviewed periodically and the effect of revisions is reflected in the results of operations of the interim periods in which changes are determined to be necessary.

      The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full fiscal year. These statements do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with GAAP. These statements should be read in conjunction with the Company's consolidated financial statements for the fiscal year ended September 30, 2006, set forth in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "SEC").

            Reclassification

      Certain immaterial amounts in prior year financial statements have been reclassified to conform to the current year presentation.

2.    Recent Accounting Pronouncements

      In February 2007, the Financial Accounting Standards Board ("FASB") issued Statement No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities" including an amendment of FASB Statement No. 115 ("SFAS 159"), which allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities under an instrument-by-instrument election. If the fair value option is elected for an instrument, subsequent changes in fair value for that instrument will be recognized in earnings. SFAS 159 also establishes additional disclosure requirements and is effective for fiscal years beginning after November 15, 2007, with early adoption permitted provided that the entity also adopts Statement No. 157, "Fair Value Measurements" ("SFAS 157"). The Company is currently evaluating the effect that the application of SFAS 159 will have on its consolidated results of operations and financial condition.

      In September 2006, the FASB issued SFAS 157. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 will be effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. The Company

                                 AMDOCS LIMITED
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

         (dollar and share amounts in thousands, except per share data)


is currently evaluating the effect that the application of SFAS 157 will have on its consolidated results of operations and financial condition.

      In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Financial Statements - Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 requires companies to quantify the impact of all correcting misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006. The Company applied the provisions of SAB 108 in the first quarter of fiscal 2007 and there was no impact to the consolidated financial statements.

      In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," An Interpretation of SFAS No. 109, ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return that results in a tax benefit. Additionally, FIN 48 provides guidance on de-recognition, income statement classification of interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the effect that the application of FIN 48 will have on its consolidated results of operations and financial condition.

      In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments," an amendment of FASB Statement No. 133 and 140 ("SFAS 155"), which permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, with changes in fair value recognized in earnings. The fair-value election will eliminate the need to separately recognize certain derivatives embedded in hybrid financial instruments under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. In January 2007, the FASB issued Statement 133 Implementation Issue No. B40 "Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets", which provides a possibility of an exemption from bifurcation analysis in paragraph 13(b) of Statement 133 for certain securitized interests in prepayable financial assets. The Company applied the provisions of SFAS 155 and Statement 133 Implementation Issue No. B40 in the first quarter of fiscal 2007 and there was no impact to the consolidated financial statements.

3.    ACCOUNTS RECEIVABLE, NET

      Accounts receivable, net consists of the following:

                                                                      As of
                                                     -----------------------------------------
                                                         MARCH 31,           SEPTEMBER 30,
                                                           2007                   2006

                                                     ------------------    -------------------

          Accounts receivable - billed               $     438,218         $     383,763
          Accounts receivable - unbilled                    57,977                54,117
          Less-allowances                                  (19,971)              (12,075)
                                                     ------------------    -------------------
          Accounts receivable, net                   $     476,224         $     425,805
                                                     ==================    ===================

                                 AMDOCS LIMITED
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

         (dollar and share amounts in thousands, except per share data)


4.    COMPREHENSIVE INCOME

      Comprehensive income represents the change in shareholders' equity during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity except those resulting from investments by owners and distributions to owners.

      The following table sets forth the reconciliation from net income to comprehensive income for the following periods:

                                                        THREE MONTHS ENDED                  SIX MONTHS ENDED
                                                            MARCH 31,                           MARCH 31,
                                                  -------------------------------   -----------------------------------
                                                      2007             2006              2007               2006
                                                  -------------    --------------   ---------------    ----------------

          Net income                              $      87,171    $      81,762    $     180,513      $       157,096
          Other comprehensive income (loss):
            Unrealized (loss) gain  on
            foreign currency hedging
            contracts, net of tax                          (168)           1,505            1,499                4,158
          Unrealized gain (loss) on
            short-term interest-bearing
            investments, net of tax                         521             (307)             415                 (257)
                                                  -------------    --------------   ---------------    ----------------
          Comprehensive income                    $      87,524     $     82,960    $     182,427       $       160,997

                                                  =============    ==============   ===============    ===============

5.    INCOME TAXES

      The provision for income taxes for the following periods consisted of:

                                                        THREE MONTHS ENDED                 SIX MONTHS ENDED
                                                            MARCH 31,                          MARCH 31,
                                                  -------------------------------   --------------------------------
                                                      2007             2006             2007              2006
                                                  -------------    -------------    ------------      --------------

       Current                                    $     19,424     $      12,500    $     23,168      $       22,432
       Deferred                                        (11,898)            4,834          (9,739)             10,661
                                                  -------------    --------------   --------------    --------------
                                                  $      7,526     $      17,334    $     13,429      $       33,093
                                                  =============    =============    =============    ===============

                                 AMDOCS LIMITED
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

         (dollar and share amounts in thousands, except per share data)

      The effective income tax rate varied from the statutory Guernsey tax rate as follows for the following periods:

                                                         THREE MONTHS ENDED                   SIX MONTHS ENDED
                                                             MARCH 31,                           MARCH 31,
                                                  ---------------------------------    -------------------------------
                                                       2007              2006             2007(1)            2006
                                                  ---------------    --------------    --------------    -------------

       Statutory Guernsey tax rate                      20%                20%               20%               20%
       Guernsey tax-exempt status                      (20)               (20)              (20)              (20)
       Foreign taxes                                    14                 18                12                18
                                                  ---------------    --------------    --------------    -------------
       Income tax rate before effect of                 14                 18                12                18
       acquisition-related costs,
       restructuring charges and
       equity-based compensation expense (2)

       Effect of acquisition-related costs,             (6)                (1)               (5)               (1)
       restructuring charges and
       equity-based compensation expense (2)

                                                  ---------------    --------------    --------------    -------------
                                                         8%                17%                7%               17%
                                                  ---------------    --------------    --------------    -------------

      (1) The six months ended March 31, 2007 includes the Company's net release of $11,924 of tax reserves attributable to a resolved tax audit of a prior year, as well as changes in the Company's tax reserves in the ordinary course of business. The changes in the Company's tax reserves are recognized through income taxes or through other balance sheet items.

      (2) Acquisition-related costs include amortization of purchased intangible assets, in-process research and development write-off and other.

      As a Guernsey company with tax-exempt status, the Company's overall effective tax rate is attributable to foreign taxes.

      As of March 31, 2007, deferred tax assets of $42,736, derived from net capital and operating loss carry forwards related to some of the Company's subsidiaries, were offset by valuation allowances related to the uncertainty of realizing tax benefit for such losses. When realization of the tax benefits associated with such net capital and operating losses is deemed more likely than not, the valuation allowance will be released through income taxes or through goodwill when it relates to a business combination.

                                 AMDOCS LIMITED
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

         (dollar and share amounts in thousands, except per share data)

6.    EARNINGS PER SHARE

      The following table sets forth the computation of basic and diluted earnings per share:

                                                          THREE MONTHS ENDED                   SIX MONTHS ENDED
                                                              MARCH 31,                           MARCH 31,
                                                   ---------------------------------    -------------------------------
                                                        2007               2006             2007              2006
                                                   ---------------     -------------    -------------     -------------

       Numerator:
          Numerator for basic earnings per
            share
                                                   $        87,171     $      81,762    $     180,513     $     157,096
          Effect of assumed conversion of
            0.50% convertible notes                            985               979            1,970             1,979
                                                   ---------------     -------------    -------------     -------------
          Numerator for diluted earnings per       $        88,156     $      82,741    $     182,483     $     159,075
            share
                                                   ===============     =============    =============     =============

       Denominator:
          Denominator for basic earnings per
            share- weighted average number
            of shares outstanding                          207,293           202,515          206,867           201,509
          Effect of assumed conversion of
            0.50% convertible notes                         10,436            10,436           10,436            10,436
          Effect of dilutive stock options
             granted                                         4,442             4,856            4,986             4,373
          Effect of restricted stock issued                    328               112              319                76

                                                   ---------------     -------------    -------------     -------------
          Denominator for diluted earnings
            per share - adjusted weighted
            average shares and assumed
            conversions                                    222,499           217,919          222,608           216,394
                                                   ===============     =============    =============     =============

          Basic earnings per share                 $          0.42     $        0.40    $        0.87     $        0.78
                                                   ===============     =============    =============     =============

          Diluted earnings per share               $          0.40     $        0.38    $        0.82     $        0.74
                                                   ===============     =============    =============     =============

                                 AMDOCS LIMITED
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

         (dollar and share amounts in thousands, except per share data)

7.    ACQUISITIONS

            SIGVALUE

      On February 7, 2007, the Company acquired SigValue Technologies, Inc. ("SigValue"), a provider of an integrated billing, customer care and service control platform designed for telecommunications service providers in high-growth emerging markets around the world, where the customer base is predominantly comprised of mobile pre-paid subscribers. Prior to the acquisition, the Company owned 14% of SigValue's outstanding capital stock. Under the terms of the agreement, the Company acquired all of SigValue's remaining share capital. The Company expects that this acquisition will expand its offering for the fast growing emerging markets.

      The aggregate purchase price for the remaining 86% of SigValue's outstanding capital stock was $71,827, which consisted of $70,428 in cash (including cash on hand), $768 related to the assumption of stock options held by SigValue employees and $631 of transaction costs. The fair value of the stock options was estimated using the Black-Scholes option pricing model. The acquisition was accounted for using the purchase method of accounting, as required by Statement of Financial Accountung Standard No. 141, "Business Combinations" ("SFAS No. 141"). The fair market value of SigValue's assets and liabilities has been included in the Company's consolidated balance sheet and the results of SigValue's operations are included in the Company's consolidated statements of operations, commencing on February 8, 2007. The Company obtained a preliminary independent valuation of the intangible assets acquired in the SigValue transaction. The total purchase price was allocated to SigValue's assets and liabilities, including identifiable intangibles, based on their respective estimated fair values, on the date the transaction was consummated. The excess of the purchase price over 86% of the fair value of the net assets and identifiable intangibles acquired, or goodwill, was $29,810 of which none is tax deductible.

      As described above, prior to the acquisition the Company's ownership interest in SigValue was 14%, and therefore the Company accounted for the investment in SigValue under the cost method. In the second quarter of 2007, the Company recognized its 14% share in SigValue's results from the time it first acquired an ownership interest in SigValue through the acquisition of 100% ownership of SigValue on February 7. The Company's share in SigValue's pre-acquisition results was an income of $1,916, and is included in restructuring charges, in-process research and development and other for the three and six months ended March 31, 2007.

      The following is the allocation of the purchase price:

                                                                                                       ESTIMATED USEFUL
                                                                                                        LIFE (IN YEARS)
                                                                                                     --------------------

Assets acquired (1)                                                            $22,232
Liabilities assumed                                                             (2,628)
                                                                  --------------------
Net assets acquired                                                             19,604
Core technology                                                                 19,513                       4
Customer arrangements (2)                                                        4,775                       6
Trademark                                                                          482                       2
In-process research and development (3)                                          2,666
Net deferred tax liability resulting from the difference
  between the assigned value of certain assets and their
  respective tax bases and loss carry forward, net                              (5,023)
Goodwill                                                                        29,810

                                                                  --------------------
                                                                               $71,827
                                                                  ====================

                                 AMDOCS LIMITED
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

         (dollar and share amounts in thousands, except per share data)

(1)   Includes primarily cash and cash equivalent.

(2) The fair value assigned to customer arrangements is being amortized based on pro-rata amounts of the future discounted cash flows.

(3) The in-process research and development was written-off as of the closing date of the acquisition, in accordance with Financial Accounting Standards Board Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method." The in-process research and development had no alternative future use and had not reached technological feasibility as of the closing date of the acquisition.

      CRAMER

      On August 14, 2006, the Company acquired all of the capital stock of Cramer Systems Group Limited, or Cramer, a privately-held leading provider of operations support systems (OSS) solutions. The Company expects that this acquisition will enable it to leverage and greatly enhance its current assets in the BSS (business support systems) and OSS market.

      The aggregate purchase price for Cramer was $421,357, which consisted of $412,775 in cash (including cash on hand), $2,228 related to the assumption of stock options and restricted shares held by Cramer employees and $6,354 of transaction costs. The purchase price was adjusted in the first quarter of fiscal 2007 as a result of post closing adjustments which were not material. The fair value of the stock options was estimated using the Black-Scholes option pricing model and the fair value of the restricted shares was valued based on the market value of the underlying shares at the date of grant.

      QPASS

      On May 31, 2006, the Company acquired all of the capital stock of Qpass Inc., or Qpass, a leading provider of digital commerce software and solutions. The Company expects that this acquisition will allow it to support service providers and media companies seeking to launch and monetize digital content, and believes that this acquisition positions it as the leader in the emerging digital content market.

      The aggregate purchase price for Qpass was $280,973, which consisted of $274,024 in cash, (including cash on hand), $2,405 related to the assumption of stock options held by Qpass employees and $4,544 of transaction costs. The fair value of the stock options was estimated using the Black-Scholes option pricing model.

                                 AMDOCS LIMITED
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

         (dollar and share amounts in thousands, except per share data)

8. STOCK OPTION AND INCENTIVE PLAN

      In January 1998, the Company adopted the 1998 Stock Option and Incentive Plan (the "Plan"), which provides for the grant of restricted stock awards, stock options and other equity-based awards to employees, officers, directors and consultants. The purpose of the Plan is to enable the Company to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in the Company. Since its adoption, the Plan has been amended on several occasions to, among other things, increase the number of Ordinary Shares issuable under the Plan. In January 2006, the maximum number of Ordinary Shares authorized to be granted under the Plan was increased from 38,300 to 46,300. Awards granted under the Plan generally vest over a period of four years and stock options have a term of ten years. In the fourth quarter of fiscal 2005, the Company commenced routinely granting restricted shares and the Company's equity-based grant package may be comprised of restricted stock awards and stock options.

      The following table summarizes information about options to purchase the Company's Ordinary Shares, as well as changes during the six month period ended March 31, 2007:

                                                                                     WEIGHTED
                                                              WEIGHTED               AVERAGE
                                                               AVERAGE              REMAINING
                                       NUMBER OF              EXERCISE             CONTRACTUAL
                                        OPTIONS                 PRICE                  TERM
                                        -------                 -----                  ----
Outstanding as of October 1, 2006       22,794                 $29.02

Granted                                  2,332                  35.61
Exercised                               (1,474)                 19.64
Forfeited                                 (566)                 32.62
                                        ------
Outstanding as of March 31, 2007        23,086                 $30.20                 6.36
                                        ======                 ======                 ====

Exercisable on March 31, 2007           13,984                 $30.75                 4.88
                                        ======                 ======                 ====

      The following table summarizes information relating to awards of restricted shares, as well as changes to such awards during the six month period ended on March 31, 2007:

                                                                     WEIGHTED
                                          NUMBER OF                AVERAGE GRANT
                                           SHARES                DATE FAIR VALUE
                                           ------                ---------------
Outstanding unvested shares as of
  October 1, 2006                             780                      $32.89

Granted                                       292                       36.67
Vested                                       (125)                      30.61
Forfeited                                     (10)                      37.73
                                             ----                      ------
Outstanding unvested shares as of
  March 31, 2007                              937                      $34.32
                                             ====                      ======

                                 AMDOCS LIMITED
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

         (dollar and share amounts in thousands, except per share data)

      As of March 31, 2007, there was $66,655 of unrecognized compensation expense related to unvested stock options and unvested restricted stock awards. The Company recognizes compensation costs using the graded vesting attribution method which results in a weighted average period of approximately one year over which the unrecognized compensation expense is expected to be recognized.

      On October 1, 2005, the Company adopted FASB Statement No. 123 (revised
2004), "Share-Based Payment," a revision of SFAS No. 123 ("SFAS 123(R)"). SFAS 123(R) requires all equity-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 ("SAB 107"), which provides supplemental implementation guidance on SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

      Employee equity-based compensation pre-tax expense under SFAS 123(R) for the three and six months ended March 31, 2007 and 2006 was as follows:

                                   THREE MONTHS ENDED           SIX MONTHS ENDED
                                   ------------------           ----------------
                                MARCH 31,      MARCH 31,     MARCH 31,      MARCH 31,
                                  2007           2006          2007           2006
                                  ----           ----          ----           ----
Cost of service                 $ 6,005        $ 3,717        $12,327        $ 8,072
Research and development          1,587            720          3,365          1,809
Selling, general and
   administrative                 4,374          5,503         11,599         11,120
                                -------        -------        -------        -------
Total                           $11,966        $ 9,940        $27,291        $21,001

      The total income tax benefit recognized in the income statement for stock-based compensation (including restricted shares) for the three months ended March 31, 2007 and 2006 was $1,914 and $1,131, respectively, and for the six months ended March 31, 2007 and 2006 was $4,306 and $2,534, respectively.

      The Company selected the Black-Scholes option pricing model as the most appropriate fair value method for its equity-based awards and recognizes compensation costs using the graded vesting attribution method. The Black-Scholes option pricing model assumptions used are noted in the following table (all in weighted averages for options granted during the period):

                                              THREE MONTHS ENDED       SIX MONTHS ENDED
                                                   MARCH 31,               MARCH 31,
                                                   ---------               ---------
                                            2007          2006         2007      2006
                                            ----          ----         ----      ----
Risk-free interest rate (1)                  4.70%         4.50%       4.61%      4.47%
Expected life of stock options (2)           4.65          4.50        4.54       4.50
Expected volatility (3)                      0.31          0.30        0.32       0.33
Expected dividend yield (4)                 None          None         None       None

Fair value per option                      $12.50       $ 10.39      $12.74     $ 9.96

(1) Risk-free interest rate is based upon U.S. Treasury yield curve appropriate for the term of the Company's employee stock options.

                                 AMDOCS LIMITED
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

         (dollar and share amounts in thousands, except per share data)

(2)   Expected life of stock options is based upon historical experience.

(3) Expected volatility is based on a combination of implied volatility of the Company's traded options and historical stock price volatility ("blended volatility").

(4) Expected dividend yield is based on the Company's history and future expectation of dividend payouts.

      Equity-based compensation recognized is reduced for estimated forfeitures and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

9. OPERATIONAL EFFICIENCY AND COST REDUCTION PROGRAMS

      In the quarter ended March 31, 2007, the Company commenced a series of measures designed to align its operational structure to its expected future growth and to improve efficiency. As part of this plan, the Company recorded a charge of $6,011, consisting primarily of employee separation costs in connection with the termination of the employment of software and information technology specialists and administrative professionals at various locations around the world and for facility related costs. Approximately $2,872 of the total charge had been paid in cash as of March 31, 2007. The facility related costs are expected to be paid through May 2013, and the remaining separation costs are expected to be paid during the fiscal year ending September 30, 2007.

      Each of these expenses related to our operational efficiency and cost reduction program is included in restructuring charges and in-process research and development and other.

      The restructuring accrual for this cost reduction program is comprised of the following as of March 31, 2007:

                                    EMPLOYEE
                                   SEPARATION
                                      COSTS           FACILITIES         TOTAL
                                      -----           ----------         -----
Balance as of January 1,
   2007                           $      -            $      -         $      -
Charge in second quarter of
   fiscal 2007                       4,935               1,076            6,011
    Cash payments                   (2,872)                  -           (2,872)
    Non-cash                           (86)                (48)            (134)
                                  --------            --------         --------
Balance as of March 31, 2007      $  1,977            $  1,028         $  3,005

      In connection with the acquisition of DST Innovis, Inc. and DST Interactive, Inc ("DST Innovis") in fiscal 2005, the Company commenced integration activities with respect to the DST Innovis business based on a plan to exit specific research and development activities and to terminate employees associated with these activities. The liabilities associated with this plan, which were recorded as part of the purchase accounting, are presented in the following table:

                                 AMDOCS LIMITED
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

         (dollar and share amounts in thousands, except per share data)

                                      CONTRACTUAL
                                      OBLIGATIONS       OTHER        TOTAL
                                      -----------       -----        -----
Balance as of October 1, 2006          $  6,875        $ 112         $ 6,987
Cash payments                            (1,228)           -          (1,228)
                                       --------        -----         -------
Balance as of March 31, 2007           $  5,647        $ 112         $ 5,759
                                       ========        =====         =======

10. CONTINGENCIES

      Legal Proceedings

      The Company is involved in various legal proceedings arising in the normal course of its business. Based upon the advice of counsel, the Company does not believe that the ultimate resolution of these matters will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

      The Company generally sells its products with a limited warranty for a period of 90 days. The Company's policy is to account for warranty costs, if needed, based on historical trends in product failure. Based on the Company's experience, only minimal warranty services have been required and, as a result, the Company did not accrue any amounts for product warranty liability during the six months ended March 31, 2007 and 2006.

      The Company generally indemnifies its customers against claims of intellectual property infringement made by third parties arising from the use of the Company's software. To date, the Company has incurred only minimal costs as a result of such obligations and has not accrued any liabilities related to such indemnification in its consolidated financial statements.

ITEM 2.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FORWARD LOOKING STATEMENTS

      This section contains forward-looking statements (within the meaning of the United States federal securities laws) that involve substantial risks and uncertainties. You can identify these forward-looking statements by words such as "expect", "anticipate", "believe", "seek", "estimate", "project", "forecast", "continue", "potential", "should", "would", "could", and "may", and other words that convey uncertainty of future events or outcome. Statements that we make in this document that are not statements of historical fact also may be forward-looking statements. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. We do not promise to notify you if we learn that our assumptions or projections are wrong for any reason. We disclaim any obligation to update our forward-looking statements, except where applicable law may otherwise require us to do so.

      Important factors that may affect these projections or expectations include, but are not limited to: changes in the overall economy; changes in competition in markets in which we operate; changes in the demand for our products and services; consolidation within the industries in which our customers operate; the loss of a significant customer; changes in the telecommunications regulatory environment; changes in technology that impact both the markets we serve and the types of products and services we offer; financial difficulties of our customers; losses of key personnel; difficulties in completing or integrating acquisitions; litigation and regulatory proceedings; and acts of war or terrorism. For a discussion of these important factors and other risks, please read the information set forth under the caption "Risk Factors" in our Annual Report on Form 20-F for fiscal 2006 that we filed with the United States Securities and Exchange Commission ("SEC").

OVERVIEW OF BUSINESS AND TREND INFORMATION

      Amdocs is a leading provider of software and services for communications service providers. Our market focus is primarily tier one and tier two companies in the communications industry, including leading wireline and wireless telecommunications, broadband cable and satellite companies.

      We develop, implement and manage software and services associated with the business support systems and operational support systems that enable service providers to deliver a better customer experience, by, for example, introducing products quickly, understanding their customers more deeply, processing orders efficiently and solving problems productively. We refer to these systems as Customer Experience Systems.

      We believe the demand for our Customer Experience Systems is primarily driven by the need of communications service providers to transform their systems in order to deliver a better, differentiated customer experience and to introduce new products faster. Although the pace at which service providers are embarking on transformation projects at the beginning of the year was not as we expected, we continue to regard these projects as a long term industry trend that will continue to drive the demand for our Customer Experience Systems.

      In fiscal 2006, we acquired Qpass Inc. and Cramer Systems Group Limited - which we refer to as Qpass and Cramer - to further enhance our portfolio of product offerings, provide a complete end-to-end offering (combined business support and operations support systems, or BSS/OSS) and meet the growing demand for the delivery of next-generation services. During the second quarter of fiscal 2007 we acquired SigValue Technologies, Inc. ("SigValue") which we believe will expand our offering for fast growing emerging markets, where the customer base is predominantly comprised of mobile pre-paid subscribers. As part of our strategy, we may continue to pursue acquisitions and other initiatives in order to offer new products or services or otherwise enhance our market position or strategic strengths.

OFFERINGS

      Amdocs' Customer Experience Systems offerings consist of:

      - a complete, modular portfolio of software across BSS and OSS including revenue management (billing, mediation and partner settlement), customer management (ordering, customer relationship management, or CRM, and self-service), service and resource management (planning, fulfillment and customer-centric assurance) and digital commerce management (content revenue management). In the past, we referred to these systems as ICM Enabling Systems.

      - a comprehensive line of services, from strategy to execution. Because our customers' projects are complex and require systems support expertise, we also provide information technology, or IT, services, including extensive consulting, business strategy, system implementation, training, integration, modification, ongoing support, enhancement and maintenance services. In addition, we offer Managed Services, which include services such as system modernization and consolidation, the operation of data centers, ongoing support, maintenance services, system modification, the provision of rating and billing services and communications facility management services.

      We have designed our Customer Experience Systems to meet the mission-critical needs of leading communications service providers throughout the entire customer lifecycle. We support different lines of business, including wireline, wireless, cable and satellite, and a wide range of communications services, including voice, video, data, IP, broadband, content, electronic and mobile commerce. We also support companies that offer multiple service packages, commonly referred to as bundled or convergent service packages. In addition, we are also leveraging our experience by working with service providers in the financial services sector, because some of the challenges faced by companies in this sector are similar to those encountered by communications service providers.

      We also offer a full range of directory sales and publishing systems and related line of services, which we refer to as Directory Systems, for publishers of both traditional printed yellow page and white page directories and electronic Internet directories.

      We conduct our business globally, and, as a result we are subject to the effects of global economic conditions and, in particular, market conditions in the communications industry. We maintain development facilities in Canada, China, Cyprus, India, Ireland, Israel and the United States.

      We believe that demand for our Customer Experience Systems is primarily driven by the following key factors:

-     Industry transformation, including:

            -     global use of communications and content services,

            -     increase in digital and mobile commerce,

            -     ongoing consolidation within the communications industry, and

            - continued convergence of communications, broadband cable and satellite industries.

-     Technology advances, such as:

            - emergence of new communications products and services, especially video, broadband, data and content services, including IP-based services, such as Internet Protocol Television (IPTV) and Voice over IP (VoIP),

            - evolution to next generation networks such as IP Multimedia Subsystem (IMS), that enable truly converged services offerings like fixed-mobile convergence, and

            - technological changes, such as the introduction of 3G wireless technology, next-generation content systems and WiFi- and WiMax- based access technologies.

-     Customer focus, such as:

            - the desire of service providers to focus on their customers in order to build profitable customer relationships,

            - the "authority shift" toward the consumer, with customers demanding new, innovative services that can be accessed anytime and anywhere, as well as higher levels of customer service, and

            - the need for service providers to differentiate themselves by creating a unique and mutually valuable customer experience.

-     The need for operational efficiency, including :

            -     the shift from in-house management to vendor solutions,

            - business needs of service providers to reduce costs and lower total cost of ownership while retaining high value customers in a highly competitive environment,

            - automating and integrating business processes that span across business support systems (BSS) and operations support systems
                  (OSS), and

            - OSS transformation projects, designed to transform fragmented legacy OSS systems that can make it difficult to introduce new services in a timely and cost-effective manner.

      We derive our revenue principally from:

- the initial sales of licenses to use our products and related services, including modification, implementation and integration services,

-     providing Managed Services and other related IT services, and

- recurring revenue from ongoing support, maintenance and enhancements provided to our customers, and from incremental license fees resulting from increases in a customer's business volume.

      Revenue is recognized only when all of the following conditions have been met: (i) there is persuasive evidence of an arrangement; (ii) delivery has occurred; (iii) the fee is fixed and determinable; and (iv) collectability of the fee is reasonably assured. We usually sell our software licenses as part of an overall solution offered to a customer that combines the sale of software licenses with a broad range of services, which normally include significant customization, modification, implementation and integration. As a result, we generally recognize combined license and service revenue over the course of these long-term projects, using the percentage of completion method of accounting. Initial license fee revenue is recognized as work is performed, using the percentage of completion method of accounting. Subsequent license fee revenue is recognized upon completion of specified conditions in each contract, based on a customer's subscriber or transaction volume or other measurements when greater than the level specified in the contract for the initial license fee. Service revenue that involves significant ongoing obligations, including fees for software customization, implementation and modification, also is recognized as work is performed, under the percentage of completion method of accounting. Revenue from software solutions that do not require significant customization and modification is recognized upon delivery or as services are provided. In Managed Services contracts, we typically recognize revenue from the operation of a customer's system either ratably over the service period or as services are performed. Revenue from ongoing support services is recognized as work is performed. Revenue from third-party hardware sales is recognized upon delivery and installation, and revenue from third-party software sales is recognized upon delivery. Maintenance revenue is recognized ratably over the term of the maintenance agreement. As a result of a significant portion of our revenue being subject to the percentage of completion accounting method, the size and timing of customer projects and our progress in completing such projects may significantly affect our annual and quarterly operating results.

      Revenue from Managed Services arrangements (from the sale of Customer Experience Systems and Directory Systems) is included in both license and service revenue. Managed Services projects are a significant part of our business, accounting for approximately 40% and 35% of our total revenue in the six months ended March 31, 2007 and 2006, respectively, and generating substantial, long-term revenue streams, cash flow and operating income. In the initial period of our Managed Services projects, we generally invest in modernization and consolidation of the customer's systems. Invoices are usually structured on a periodic fixed or unit charge basis. As a result, Managed Services projects can be less profitable in the initial period. Margins tend to improve over time as we benefit from the operational efficiencies provided by system modernization and consolidation.

OPERATIONAL EFFICIENCY AND COST REDUCTION PROGRAM

      In the quarter ended March 31, 2007, we commenced a series of measures designed to align our operational structure to our expected future growth and to improve efficiency. As part of this plan, we recorded a charge of $6.0 million, consisting primarily of employee separation costs in connection with the termination of the employment of software and information technology specialists and administrative professionals at various locations around the world and for rent obligations.

RECENT EVENTS

      Effective April 1, 2007, we entered into an agreement to provide AT&T with operational and tier one support services in support of an AT&T billing platform beginning in May 2007. In April 2007, we also entered into an agreement to provide AT&T with application management services in support of AT&T's ordering and wholesale platforms, including software maintenance and development, testing and production support.

RECENT ACCOUNTING STANDARDS

      In February 2007, the Financial Accounting Standards Board ("FASB") issued Statement No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities" including an amendment of FASB Statement No. 115 ("SFAS 159"), which allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities under an instrument-by-instrument election. If the fair value option is elected for an instrument, subsequent changes in fair value for that instrument will be recognized in earnings. SFAS 159 also establishes additional disclosure requirements and is effective for fiscal years beginning after November 15, 2007, with early adoption permitted provided that the entity also adopts Statement No. 157, "Fair Value Measurements" ("SFAS 157"). We are currently evaluating the effect that the application of SFAS 159 will have on our consolidated results of operations and financial condition.

      In September 2006, the FASB issued SFAS 157. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 will be effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently evaluating the effect that the application of SFAS 157 will have on our consolidated results of operations and financial condition.

      In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Financial Statements - Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 requires companies to quantify the impact of all correcting misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006. We applied the provisions of SAB 108 in the first quarter of fiscal 2007 and there was no impact to the consolidated financial statements.

      In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," An Interpretation of SFAS No. 109, ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return that results in a tax benefit. Additionally, FIN 48 provides guidance on de-recognition, income statement classification of interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. We are currently evaluating the effect that the application of FIN 48 will have on our consolidated results of operations and financial condition.

      In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments," an amendment of FASB Statement No. 133 and 140 ("SFAS 155"), which permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise, would require bifurcation, with changes in fair value recognized in earnings. The fair-value election will eliminate the need to separately recognize certain derivatives embedded in hybrid financial instruments under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. In January 2007, the FASB issued Statement 133 Implementation Issue No. B40 "Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets", which provides a possibility of an exemption from bifurcation analysis in paragraph 13(b) of Statement 133 for certain securitized interests in prepayable financial assets. We applied the provisions of SFAS 155 and Statement 133 Implementation Issue No. B40 in the first quarter of fiscal 2007 and there was no impact to the consolidated financial statements.

RESULTS OF OPERATIONS

      The following table sets forth for the three and six months ended March 31, 2007 and 2006 certain items in our consolidated statements of income reflected as a percentage of total revenue:


                                                THREE MONTHS ENDED           SIX MONTHS ENDED
                                                     MARCH 31,                   MARCH 31,
                                            ------------------------    -----------------------
                                               2007          2006          2007         2006
                                            ----------    ----------    ----------    ---------
Revenue:
  License ............................          5.3%          5.0%          5.0%          5.2%
  Service ............................         94.7          95.0          95.0          94.8
                                              -----         -----         -----         -----
                                              100.0         100.0         100.0         100.0
                                              -----         -----         -----         -----
Operating expenses:
  Cost of license ....................          0.1           0.1           0.1           0.2
  Cost of service ....................         63.3          64.6          63.1          64.2
  Research and development ...........          8.2           7.0           8.5           7.1
  Selling, general and
    administrative ...................         12.9          12.3          12.9          12.8
  Amortization of purchased intangible
    assets ...........................          2.7           1.2           2.6           1.3
  Restructuring charges, in-process
    research and development and other          0.9            --           0.5            --
                                              -----         -----         -----         -----
                                               88.1          85.2          87.7          85.6
                                              -----         -----         -----         -----
Operating income .....................         11.9          14.8          12.3          14.4
Interest income and other, net .......          1.5           1.7           1.6           1.6
                                              -----         -----         -----         -----
Income before income taxes ...........         13.4          16.5          13.9          16.0
Income taxes .........................          1.1           2.9           1.0           2.8
                                              -----         -----         -----         -----
Net income ...........................         12.3%         13.6%         12.9%         13.2%
                                              =====         =====         =====         =====

      SIX MONTHS ENDED MARCH 31, 2007 AND 2006

      The following is a tabular presentation of our results of operations for the six months ended March 31, 2007 compared to the six months ended March 31, 2006. Following the table is a discussion and analysis of our business and results of operations for the mentioned periods.

                                                  SIX MONTHS ENDED
                                                      MARCH 31,       INCREASE (DECREASE)
                                           -----------------------   ---------------------
                                              2007         2006        AMOUNT        %
                                           ---------    ----------   ----------    -------
                                                       (in thousands)
                                           ------------------------------------
Revenue:
   License .............................   $   69,270   $   61,952   $    7,318       11.8%
   Service .............................    1,328,123    1,126,205      201,918       17.9
                                            1,397,393    1,188,157      209,236       17.6
Operating expenses:
   Cost of license .....................        2,085        1,978          107        5.4
   Cost of service .....................      881,981      762,384      119,597       15.7
   Research and development ............      118,202       84,937       33,265       39.2
   Selling, general and administrative
        ................................      180,450      152,349       28,101       18.4
   Amortization of purchased intangible
      assets ...........................       36,610       15,041       21,569      143.4
   Restructuring charges, in-process
      research and development and other        6,761            -        6,761        -
                                           ----------   ----------   ----------
                                            1,226,089    1,016,689      209,400       20.6
                                           ----------   ----------   ----------

Operating income .......................      171,304      171,468         (164)      (0.1)
Interest income and other, net .........       22,638       18,721        3,917       20.9
                                           ----------   ----------   ----------
Income before income taxes .............      193,942      190,189        3,753        2.0
Income taxes ...........................       13,429       33,093      (19,664)     (59.4)
                                           ----------   ----------   ----------
Net income .............................   $  180,513   $  157,096   $   23,417       14.9%
                                           ==========   ==========   ==========

      REVENUE. Total revenue increased by $209.2 million, or 17.6%, in the six months ended March 31, 2007 to $1,397.4 million from $1,188.2 million in the six months ended March 31, 2006. Approximately 48% of the increase was attributable to revenue contributed by acquisitions made during fiscal 2006 and 2007, and the remainder was primarily attributable to additional revenue from consolidation and transformation projects for tier one customers.

      License and service revenue attributable to the sale of Customer Experience Systems was $1,256.9 million in the six months ended March 31, 2007, an increase of $206.2 million, or 19.6%, over the six months ended March 31, 2006. Approximately 48% of the increase was attributable to revenue contributed by acquisitions made during fiscal 2006 and 2007, and the remainder was primarily attributable to additional revenue from consolidation and transformation projects for tier one customers. License and service revenue resulted from the sale of Customer Experience Systems represented 89.9% and 88.4% of our total revenue in the six months ended March 31, 2007 and 2006, respectively. We believe the demand for our Customer Experience Systems is primarily driven by the need of communications service providers to transform their systems in order to deliver a better, differentiated customer experience and to introduce new products faster. Although the pace at which service providers are embarking on transformation projects at the beginning of the year was not as we expected, we continue to regard these projects as a long term industry trend that will continue to drive the demand for our Customer Experience Systems.

      License and service revenue from the sale of Directory Systems was $140.5 million in the six months ended March 31, 2007, an increase of $3.0 million, or 2.2%, over the six months ended March 31, 2006. The increase in Directory Systems revenue in the six months ended March 31, 2007 was primarily attributable to increase in revenue from customers in Europe. License and service revenue from the sale of Directory Systems represented 10.1% and 11.6% of our total revenue in the six months ended March 31, 2007 and 2006, respectively. We believe that we are a leading provider of Directory Systems in most of the markets we serve. We expect that our revenue from Directory Systems in absolute amount will increase in fiscal 2007.

      In the six months ended March 31, 2007, revenue from customers in North America, Europe and the rest of the world accounted for 67.5%, 22.5% and 10.0%, respectively, of total revenue compared to 71.4%, 20.2% and 8.4%, respectively, in the six months ended March 31, 2006. Revenue from customers in North America increased in absolute amounts, but the increase was less than the 17.6% increase in our total revenue which resulted in a decrease in revenue from customers in North America as a percentage of total revenue. Approximately 62% of the increase in revenue from customers in Europe, in absolute amount, was attributable to revenues contributed by acquisitions made during fiscal 2006 and 2007, and the remainder was primarily attributable to projects for tier one customers. The increase in revenue from customers in the rest of the world in the six months ended March 31, 2007 was attributable primarily to revenue contributed in Asia Pacific and to revenue contributed by an acquisitions made during fiscal 2006 and 2007.

      COST OF LICENSE. Cost of license mainly includes amortization of purchased computer software and intellectual property rights. Because such amortization is relatively stable from period to period and, absent impairment, is generally fixed in amount, an increase or decrease in license revenue will cause a significant fluctuation in cost of license as a percentage of license revenue. In the six months ended March 31, 2007, cost of license as a percentage of license revenue was 3.0%, compared to 3.2% in the six months ended March 31, 2006.

      COST OF SERVICE. Cost of service consists primarily of costs associated with providing services to customers, including compensation expense, warranty expense and costs of third-party products. The increase in cost of service in the six months ended March 31, 2007 was $119.6 million or 15.7%, which is less than the increase in our total revenue in the six months ended March 31, 2007. The increase in cost of service in the six months ended March 31, 2007 in absolute amount was attributable to cost of service expense related to our fiscal 2006 acquisitions as well as to expense relating to our core business which grew at a lower percentage than revenue. As a percentage of revenue, cost of service was 63.1% in the six months ended March 31, 2007, compared to 64.2% in the six months ended March 31, 2006. Our cost of service and gross margin may vary depending on the types and geographic locations of projects that we undertake.

      RESEARCH AND DEVELOPMENT. Research and development expense is primarily comprised of compensation expense. Research and development expense increased by $33.3 million, or 39.2%, in the six months ended March 31, 2007 to $118.2 million from $84.9 million in the six months ended March 31, 2006. Research and development expense increased as a percentage of revenue from 7.1% in the six months ended March 31, 2006 to 8.5% in the six months ended March 31, 2007. The increase in research and development expense was attributable mainly to research and development activities related to our fiscal 2006 acquisitions, as well as to an increase in research and development efforts to support our growth strategy. We believe that our research and development efforts are a key element of our strategy and are essential to our success. However, an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

      SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expense increased by $28.1 million, or 18.4%, in the six months ended March 31, 2007 to $180.4 million, from $152.3 million in the six months ended March 31, 2006. Selling, general and administrative expense is primarily comprised of compensation expense. The increase in selling, general and administrative expense in absolute amount is attributable to selling, general and administrative expense related to our fiscal 2006 acquisitions. Selling, general and administrative expense relating to our core business decreased in absolute amount in the six months ended March 31, 2007 compared to the six months ended March 31, 2006.

      AMORTIZATION OF PURCHASED INTANGIBLE ASSETS. Amortization of purchased intangible assets in the six months ended March 31, 2007 was $36.6 million, compared to $15.0 million in the six months ended March 31, 2006. The increase in amortization of purchased intangible assets was due to purchased intangible assets acquired in our fiscal 2006 and 2007 acquisitions.

      RESTRUCTURING CHARGES AND IN-PROCESS RESEARCH AND DEVELOPMENT AND OTHER. Restructuring charges, in-process research and development and other in the six months ended March 31, 2007 consisted of a $6.0 million restructuring charge related to our restructuring plan in the second quarter of fiscal 2007, and a charge of $2.7 million for the write-off of purchased in-process research and development related to our acquisition of SigValue, offset by the cumulative effect of our 14% share in SigValue's pre-acquisition results of $1.9 million.

      OPERATING INCOME. Operating income slightly decreased by $0.2 million, or 0.1%, in the six months ended March 31, 2007, to $171.3 million, or 12.3% of revenue, from $171.5 million, or 14.4% of revenue, in the six months ended March 31, 2006. The decrease in operating income as a percentage of revenue was attributable to a 20.6% increase in operating expense which grew at a greater rate than the 17.6% increase in revenue during the six months ended March 31, 2007. The increase in operating expense as a percentage of revenue is primarily attributable to the increases in amortization of purchased intangible assets, restructuring charges, in-process research and development and other and to operating expense related to our fiscal 2006 acquisitions, partially offset by a decrease in our ongoing operating expenses as a percentage of revenue.

      INTEREST INCOME AND OTHER, NET. Interest income and other, net increased by $3.9 million in the six months ended March 31, 2007 to $22.6 million from $18.7 million in the six months ended March 31, 2006. The increase in interest income and other, net, is primarily attributable to the impact of foreign exchange benefits.

      INCOME TAXES. Income taxes for the six months ended March 31, 2007 were $13.4 million on pretax income of $193.9 million, resulting in an effective tax rate of 6.9% compared to 17.4% in the six months ended March 31, 2006. Of the reduction in our effective tax rate, 5.0% was attributable to release of tax reserves as a result of the resolution of a prior year tax audit, as well as changes in the Company's tax reserves made during six months ended March 31, 2007, in the ordinary course of business, approximately 5.2% was attributable to the net effect of acquisition-related costs (which include amortization of purchased intangible assets, in-process research and development and other), restructuring charges and equity-based compensation expense and the remaining difference was primarily attributable to the geographical distribution of earnings from global operations. Our effective tax rate for fiscal year 2007 is expected to be between 8% and 12% on an annualized basis compared to 14.8% in fiscal year 2006. Our effective tax rate may fluctuate between quarters as a result of discrete items that may affect a specific quarter as well as changes in the Company's tax reserves in the ordinary course of business.

      NET INCOME. Net income was $180.5 million in the six months ended March 31, 2007, compared to net income of $157.1 million in the six months ended March 31, 2006. The increase in net income is attributable to the decrease of our effective tax rate in the six months ended March 31, 2007 as well as to the increase in interest income and other, net.

      DILUTED EARNINGS PER SHARE. Diluted earnings per share increased by $0.08, or 10.8%, in the six months ended March 31, 2007 to $0.82 from $0.74 in the six months ended March 31, 2006. The increase in diluted earnings per share resulted from the increase in net income partially offset by the increase in diluted weighted average number of shares outstanding.

      THREE MONTHS ENDED MARCH 31, 2007 AND 2006

      The following is a tabular presentation of our results of operations for the three months ended March 31, 2007 compared to the three months ended March 31, 2006. Following the table is a discussion and analysis of our business and results of operations for such periods.

                                        THREE MONTHS ENDED
                                              MARCH 31,        INCREASE (DECREASE)
                                       ---------------------   --------------------
                                          2007       2006       AMOUNT         %
                                       ---------   ---------   ---------      -----
                                                (in thousands)
                                       ---------------------------------
Revenue:
   License .........................   $  37,526   $  30,291   $   7,235       23.9%
   Service .........................     668,835     570,838      97,997       17.2
                                       ---------   ---------   ---------
                                         706,361     601,129     105,232       17.5
                                       ---------   ---------   ---------
Operating expenses:
   Cost of license .................       1,016         916         100       10.9
   Cost of service .................     446,860     388,333      58,527       15.1
   Research and development ........      57,734      41,823      15,911       38.0
   Selling, general and
      administrative ...............      91,280      73,799      17,481       23.7
   Amortization of purchased
      intangible assets ............      18,912       7,469      11,443      153.2
   Restructuring charges, in-process
      research and development and
      other ........................       6,761           -       6,761        -
                                       ---------   ---------   ---------
                                         622,563     512,340     110,223       21.5
                                       ---------   ---------   ---------

Operating income ...................      83,798      88,789      (4,991)      (5.6)
Interest income and other, net .....      10,899      10,307         592        5.7
                                       ---------   ---------   ---------
Income before income taxes .........      94,697      99,096      (4,399)      (4.4)
Income taxes .......................       7,526      17,334      (9,808)     (56.6)
                                       ---------   ---------   ---------
Net income .........................   $  87,171   $  81,762   $   5,409        6.6%
                                       =========   =========   =========

      REVENUE. Total revenue increased by $105.2 million, or 17.5%, in the three months ended March 31, 2007 to $706.4 million from $601.1 million in the three months ended March 31, 2006. Approximately 49% of the increase was attributable to revenue contributed by acquisitions made during fiscal 2006 and 2007, and the remainder was primarily attributable to additional revenue from consolidation and transformation projects for tier one customers.

      License and service revenue attributable to the sale of Customer Experience Systems was $637.5 million in the three months ended March 31, 2007, an increase of $105.7 million, or 19.9%, over the three months ended March 31, 2006. Approximately 49% of the increase was attributable to revenue contributed by acquisitions made during fiscal 2006 and 2007, and the remainder was primarily attributable to additional revenue from consolidation and transformation projects for tier one customers. License and service revenue resulted from the sale of Customer Experience Systems represented 90.2% and 88.5% of our total revenue in the three months ended March 31, 2007 and 2006, respectively. We believe the demand for our Customer Experience Systems is primarily driven by the need of communications service providers to transform their systems in order to deliver a better, differentiated customer experience and to introduce new products faster. Although the pace at which service providers are embarking on transformation projects at the beginning of the year was not as we expected, we continue to regard these projects as a long term industry trend that will continue to drive the demand for our Customer Experience Systems.

      License and service revenue attributable to the sale of Directory Systems was $68.9 million in the three months ended March 31, 2007, compared to $69.3 million in the three months ended March 31, 2006. License and service revenue from the sale of Directory Systems represented 9.8% and 11.5% of our total revenue in the three months ended March 31, 2007 and 2006, respectively. We believe that we are a leading provider of Directory Systems in most of the markets we serve. We expect that our revenue from Directory Systems in absolute amount will increase slightly in fiscal 2007.

      In the three months ended March 31, 2007, revenue from customers in North America, Europe and the rest of the world accounted for 66.5%, 23.0% and 10.5%, respectively, of total revenue compared to 69.8%, 22.0% and 8.2%, respectively, in the three months ended March 31, 2006. Revenue from customers in North America increased in absolute amounts, but the increase was less than the 17.5% increase in our total revenue which resulted in a decrease in revenue from customers in North America as a percentage of total revenue. Approximately 71.7% of the increase in revenue from customers in Europe, in absolute amount, was attributable to revenues contributed by acquisitions made during fiscal 2006 and 2007, and the remainder was primarily attributable to projects for tier one customers. The increase in revenue from customers in the rest of the world in the three months ended March 31, 2007 was attributable primarily to revenue contributed in Asia Pacific and to revenues contributed by acquisitions made during fiscal 2006 and 2007.

      COST OF LICENSE. Cost of license mainly includes amortization of purchased computer software and intellectual property rights. Because such amortization is relatively stable from period to period and, absent impairment, is generally fixed in amount, an increase or decrease in license revenue will cause a significant fluctuation in cost of license as a percentage of license revenue. In the three months ended March 31, 2007 and 2006, cost of license as a percentage of license revenue was 2.7% and 3.0%.

      COST OF SERVICE. Cost of service consists primarily of costs associated with providing services to customers, including compensation expense, warranty expense and costs of third-party products. The increase in cost of service in the three months ended March 31, 2007 was 15.1%, which is less than the increase in our total revenue in the three months ended March 31, 2007. The increase in cost of service in the three months ended March 31, 2007 in absolute amount was attributable to cost of service expense related to our fiscal 2006 acquisitions as well as to expense relating to our core business, which grew at a lower percentage than revenue. As a percentage of revenue, cost of service was 63.3% in the three months ended March 31, 2007, compared to 64.6% in the three months ended March 31, 2006. Our cost of service and gross margin may vary depending on the types and geographic locations of projects that we undertake.

      RESEARCH AND DEVELOPMENT. Research and development expense is primarily comprised of compensation expense. Research and development expense increased by $15.9 million, or 38.0%, in the three months ended March 31, 2007 to $57.7 million from $41.8 million in the three months ended March 31, 2006. Research and development expense increased as a percentage of revenue from 7.0% in the three months ended March 31, 2006 to 8.2% in the three months ended March 31, 2007. The increase in research and development expense was attributable mainly to research and development activities related to our fiscal 2006 acquisitions, as well as to an increase in research and development efforts to support our growth strategy. We believe that our research and development efforts are a key element of our strategy and are essential to our success. However, an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

      SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expense increased by $17.5 million, or 23.7%, in the three months ended March 31, 2007 to $91.3 million, from $73.8 million in the three months ended March 31, 2006. Selling, general and administrative expense is primarily comprised of compensation expense. The increase in selling, general and administrative expense in absolute amount is attributable to selling, general and administrative expense related to our fiscal 2006 acquisitions. Selling, general and administrative expense relating to our core business decreased as a percentage of revenue.

      AMORTIZATION OF PURCHASED INTANGIBLE ASSETS. Amortization of purchased intangible assets in the three months ended March 31, 2007 was $18.9 million, compared to $7.5 million in the three months ended March 31, 2006. The increase in amortization of purchased intangible assets was due to purchased intangible assets acquired in our fiscal 2006 and 2007 acquisitions.

      RESTRUCTURING CHARGES, IN-PROCESS RESEARCH AND DEVELOPMENT AND OTHER. Restructuring charges, in-process research and development and other in the three months ended March 31, 2007 consisted of a $6.0 million restructuring charge related to our restructuring plan in the second quarter of fiscal 2007, and a charge of $2.7 million for the write-off of purchased in-process research and development related to our acquisition of SigValue, offset by the cumulative effect of our 14% share in SigValue's pre-acquisition results of $1.9 million.

      OPERATING INCOME. Operating income decreased by $5.0 million, or 5.6%, in the three months ended March 31, 2007, to $83.8 million, or 11.9% of revenue, from $88.8 million, or 14.8% of revenue, in the three months ended March 31, 2006. The decrease in operating income was attributable to a 21.5% increase in operating expense which grew at a greater rate than the 17.5% increase in revenue during the three months ended March 31, 2007. The increase in operating expense as a percentage of revenue is primarily attributable to the increase in amortization of purchased intangible assets, restructuring charges, in-process research and development and other and to operating expense related to our fiscal 2006 acquisitions, partially offset by a decrease in our ongoing operating expenses as a percentage of revenue.

      INTEREST INCOME AND OTHER, NET. Interest income and other, net increased by $0.6 million in the three months ended March 31, 2007 to $10.9 million from $10.3 million in the three months ended March 31, 2006.

      INCOME TAXES. Income taxes for the three months ended March 31, 2007 were $7.5 million on pretax income of $94.7 million, resulting in an effective tax rate of 7.9% compared to 17.5% in the three months ended March 31, 2006. Of the reduction in our effective tax rate, 5.6% was attributable to the net effect of acquisition-related costs (which include amortization of purchased intangible assets, in-process research and development and other), restructuring charges and equity-based compensation expense and the remaining difference was primarily attributable to the geographical distribution of earnings from global operations. Our effective tax rate for fiscal year 2007 is expected to be between 8% and 12% on an annualized basis compared to 14.8% in fiscal year 2006. Our effective tax rate may fluctuate between quarters as a result of discrete items that may affect a specific quarter as well as changes in the Company's tax reserves in the ordinary course of business.

      NET INCOME. Net income was $87.2 million in the three months ended March 31, 2007, compared to net income of $81.8 million in the three months ended March 31, 2006. The increase in net income is attributable to the decrease of our effective tax rate in the three months ended March 31, 2007 partially offset by the decrease in our operating income.

      DILUTED EARNINGS PER SHARE. Diluted earnings per share increased by $0.02, or 5.3%, in the three months ended March 31, 2007 to $0.40 from $0.38 in the three months ended March 31, 2006. The increase in diluted earnings per share resulted from the increase in net income.

LIQUIDITY AND CAPITAL RESOURCES

      Cash, cash equivalents and short-term interest-bearing investments totaled $1,039.4 million as of March 31, 2007, compared to $979.4 million as of September 30, 2006. The increase is mainly attributable to positive cash flows from operations of $190.3 million, proceeds from employee stock options exercised of $29.0 million, partially offset by $84.9 million of capital expenditures and $77.6 million in net cash paid for acquisitions. Net cash provided by operating activities amounted to $190.3 million and $181.4 million for the six months ended March 31, 2007 and 2006, respectively.

      Our policy is to retain substantial cash balances in order to support the growth of the Company. We believe that our current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our operational needs for at least the next fiscal year.

      As of March 31, 2007, $450.0 million and $0.2 million aggregate principal amount of our 0.50% Convertible Senior Notes due 2024 and 2% Convertible Notes due 2008 were outstanding, respectively. As of March 31, 2007, we had available short-term general revolving lines of credit totaling $31.0 million, none of which was outstanding, and outstanding letters of credit and bank guarantees from various banks totaling $11.1 million. As of March 31, 2007, we had outstanding short term loans totalling $1.8 million secured by specified pledges and guaranties.

      We have contractual obligations for our convertible notes, financing arrangements and non-cancelable operating leases that were summarized in a table of contractual obligations in our Annual Report on Form 20-F for fiscal 2006. Since September 30, 2006, there have been no material changes in contractual obligations outside the ordinary course of our business.

      Our capital expenditures were approximately $84.9 million in the six months ended March 31, 2007. Approximately 60% of these expenditures consisted of purchases of computer equipment, and the remainder primarily to leasehold improvements. The capital expenditures in the six months ended March 31, 2007 were mainly attributable to invetsments in our operating facilities and our development centers around the world. We funded our capital expenditures principally from operating cash flows. We do not anticipate any changes to this policy in the foreseeable future.

CURRENCY FLUCTUATIONS

      We manage our foreign subsidiaries as integral direct components of our operations. The U.S. dollar is our functional currency. According to the salient economic factors indicated in SFAS No.52, "Foreign Currency Translation", our cash flow, sale price, sales market, expense, financing and intercompany transactions and arrangement indicators are predominately denominated in the U.S. dollar. The operations of our foreign subsidiaries provide the same type of services with the same type of expenditure throughout the Amdocs group.

      During the three and six months ended March 31, 2007 and 2006, approximately 70% to 80% of our revenue and approximately 50% to 60% of our operating expenses were in U.S. dollars or linked to the U.S. dollar. As a result of long-term contracts in currencies other than the U.S. dollar and more customers seeking contracts that are denominated in currencies such as the Euro, the percentage of our revenue and operating expenses in U.S. dollar or linked to the U.S. dollar may decrease slightly over time. Historically, the effect of fluctuations in currency exchange rates on our consolidated operations was not material. As more of our customers seek contracts that are denominated in currencies other than the U.S. dollar, our exposure to fluctuations in currency exchange rates could increase. In managing our foreign exchange risk, we enter from time to time into various foreign exchange hedging contracts and options. We do not hedge all of our exposure in currencies other than the U.S. dollar, but rather our policy is to hedge significant net exposures in the major foreign currencies in which we operate. We periodically assess the applicability of the U.S. dollar as our functional currency by reviewing the salient indicators.

PART II OTHER INFORMATION

ITEM 1.CHANGES IN SECURITIES, USE OF PROCEEDS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Not applicable

ITEM 2. REPORTS ON FORM 6-K

(a)   Reports on Form 6-K

      The Company furnished or filed the following reports on Form 6-K during the three months ended March 31, 2007:

      (1)   Form 6-K dated February 6, 2007.

      (2)   Form 6-K dated January 18, 2007.

      (3)   Form 6-K dated January 10, 2007.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         AMDOCS LIMITED

                                         /s/ Thomas G. O'Brien
                                         ---------------------------------------
                                         Thomas G. O'Brien
                                         Treasurer and Secretary
                                         Authorized U.S. Representative

Date: May 11, 2007